

December 12, 2013

Via E-mail
Robert Miller
Chief Legal Officer and Secretary
King Digital Entertainment plc
Tenth Floor
Central Saint Giles
1 St. Giles High Street
London WC2H 8AG
United Kingdom

> **Re:** **King Digital Entertainment plc**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted November 21, 2013**
> **CIK No. 0001580732**

Dear Mr. Miller:

    We have reviewed your amended draft registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 9, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2010, 2011 and 2012

Revenue, page 62

1.   We note your response to prior comment 3 where you indicate that revenue by mobile platform provider would not be material disclosure for investors. Please tell us whether the contractual percentage you receive from each mobile platform provider for items purchased by end users is the same. To the extent that the fees you receive vary, we continue to believe that revenue by mobile platform provider would be meaningful disclosure for investors.

Consolidated Statements of Financial Position, page F-5

2.   We note your subsequent event footnote on page F-54 that you declared and paid a cash dividend subsequent to the balance sheet date. Please revise to include a pro forma

balance sheet reflecting the divided distribution accrual alongside your historical balance sheet. Refer to SAB Topic 1:B.3.

Exhibit Index, page II-5

Exhibit 10.17

3.	We note the omission of the exhibits and schedules to this exhibit. Please file a complete copy of this agreement or advise.

Exhibit 10.20

4.	The description of the oral agreement with Apax Partners does not provide additional information to that available in the last paragraph on page 113. Please expand to provide a materially complete description of the rights and responsibilities under this agreement. For guidance, refer to Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations.

	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP